UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

John N. Kapoor
1925 West Field Court, Suite 300
Lake Forest, IL 60045
847-295-8665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only):
John N. Kapoor

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
31,461,625

	8	Shared Voting Power:
55,000

	9	Sole Dispositive Power:
31,461,625

	10	Shared Dispositive Power:
55,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
31,516,625

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 25.3% based on 124,533,605 shares of common stock outstanding[1]

14	Type of Reporting Person (See Instructions):
IN

1As of April 21, 2017 per Merger Agreement (as defined below).

Explanatory Note:

This Amendment No. 21 (the “Amendment”) to Schedule 13D amends and restates, where indicated, the statement on Schedule 13D, as previously amended, in relation to the beneficial ownership of Common Stock of Akorn, Inc., a Louisiana corporation (the “Company” or “Akorn”).

This Amendment is being filed to disclose the transactions described in Item 4 below. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 to the Schedule 13D is hereby amended by adding the following:

Merger Agreement

On April 24, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fresenius Kabi AG, a German stock corporation (“Parent”), Quercus Acquisition, Inc., a Louisiana corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and, solely for purposes of Article VIII thereof, Fresenius SE & Co. KGaA, a German partnership limited by shares.  The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s issued and outstanding shares of common stock, no par value per share (the “Shares”) (other than Shares owned by the Company or by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) immediately prior to the Effective Time of the Merger), will be converted into the right to receive $34.00 in cash per Share.

 Voting Agreements

On April 24, 2017, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (the “Voting Agreement”) with Dr. John N. Kapoor and the other Reporting Persons of this Schedule 13D, pursuant to which, among other things, each Reporting Person agreed to vote all of its Shares in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and against any takeover proposal from a third party during the term of the Merger Agreement.  Each Reporting Person also agreed to not transfer any Shares to any person, except to an affiliate who enters into a voting agreement with Parent; provided, that, the terms and restrictions set forth in the Voting Agreement do not apply to 3,000,079 shares owned by the John N. Kapoor Trust Dated September 20, 1989 or to any Shares held by the John and Editha Kapoor Charitable Foundation (the “Foundation”).

The Voting Agreement will terminate upon the earlier of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The Voting Agreement is filed as Exhibit 3 to this Amendment.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for Dr. Kapoor sets forth the aggregate number and percentage of common stock, no par value (the “Common Stock”), of Akorn of which Dr. Kapoor is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which Dr. Kapoor has sole dispositive and voting power include the following:

(i) 515,550 shares of Common Stock owned directly by Dr. Kapoor, which amount includes 13,654 shares held pursuant to options exercisable currently or within sixty days of the date hereof;

(ii) 4,907,524 shares of Common Stock owned by the John N. Kapoor Trust dated September 20, 1989 (the “Trust”), of which Dr. Kapoor is the sole trustee and beneficiary;

(iii) 3,590,445 shares of Common Stock owned by EJ Funds LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc., a Delaware corporation, is the managing general partner (Dr. Kapoor serves as President and Chairman of the Board of the managing general partner and is its sole owner);

(iv) 4,427,462 shares of Common Stock owned by several trusts, the trustee of which is an employee of EJ Financial Enterprises, Inc. and the beneficiaries of which are Dr. Kapoor’s children and various other family members;

(v) 2,970,644 shares of Common Stock owned by EJ Financial / Akorn Management L.P., a Delaware limited partnership, of which Pharma Nevada, Inc., a Nevada corporation, is the managing general partner (Dr. Kapoor serves as President and Chairman of the Board of the managing general partner and is its sole owner);

(vi) 15,050,000 shares of Common Stock owned by Akorn Holdings, LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the general managing partner.

The shares of Common Stock reported on the Facing Page over which Dr. Kapoor has shared dispositive and voting power consists of 55,000 shares held by the Foundation. Dr. Kapoor shares voting and dispositive power of the shares held by the Foundation with his daughter.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 21 with respect to the Voting Agreement is incorporated by reference into Item 6 of the Amendment.

The Reporting Persons hereby disclaim beneficial ownership of any Common Stock of the Company beneficially owned by Parent or any of its affiliates.

Item 7. Materials to be Filed as Exhibits.

The following Exhibit is filed with this Amendment:

Exhibit 3         Voting Agreement dated as of April 24, 2017, among Fresenius Kabi AG and the Reporting Persons (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on April 24, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2017	/s/ Dr. John N. Kapoor
Dr. John N. Kapoor